M POWER ENTERTAINMENT, INC.
                       2602 Yorktown Place
                        Houston, TX  77056
                           832-284-4276



July 25, 2006


United States Securities and Exchange Commission
Attn: Joe Foti, Senior Assistant Chief Accountant
Division of Corporation Finance
Washington, D.C. 20549

Re:     M Power Entertainment, Inc.
        Registration Statement on Form SB-2
        Filed May 19, 2006
        File No. 333-134310

Dear Mr. Foti,

We have reviewed your comment letter dated July 14, 2006 and ask that you see our responses included herewith.

Financial Statements
--------------------

Note 4  - Subsequent Events, page F-4
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Note 9  - Subsequent Events, page F-17
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      1.  SEC Comment:
      We note from your response to our prior comment 2 that the embedded derivative meets the criteria for bifurcation under paragraph 16 of SFAS No. 133 that must be accounted for at fair value with changes in fair value recorded in earnings. In this regard, supplementally tell us how you analyzed the embedded derivative under the scope exception set forth in paragraph 11(a) of SFAS No. 133. Also tell us how you applied APBO No. 14 and EITF 00-27, if applicable. We may have further comments upon receipt of your response.

      1.  M Power response:
      Based on the guidance in SFAS 133 and EITF 00-19, M Power concluded that the instrument contained an item that prohibited the company from meeting the exception set forth in SFAS 133 - paragraph 11.

      The notes do not contain an explicit limit on the number of shares to be delivered in a share settlement. The number of shares that could be required to be delivered to net-share settle the notes is indeterminate, therefore, M-Power is unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company. Our conclusion was that this clause in the instrument requires M Power to apply the rules of derivative accounting for the notes and warrants and that EITF 00-27 does not apply.

M Power Entertainment, Inc.


Sincerely,

/S/ G. F. Kimmons
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G. F. Kimmons - President